

June 28, 2011

<u>Via E-mail</u>
Lee Kraus
Chief Executive Officer
Blue Wolf Mongolia Holdings Corp.
Two Sound View Drive
Greenwich, CT 06830

> **Re: Blue Wolf Mongolia Holdings Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 7, 2011**
> **File No. 333-173419**

Dear Mr. Kraus:

We have reviewed your registration statement and response letter dated June 7, 2011 and have the following comment.

<u>General</u>

1. We note that the October 8, 2010 posting by Mr. Edwards referenced in prior comment 2 in our letter dated June 1, 2011 continues to be accessible via the Internet. Please tell us whether, and if so how, the posting has been used or distributed since it first appeared on the website or is currently being used and/or distributed by you, your affiliates, or any third parties, including the website host M.A.D. Investment Solutions. For example, tell us whether copies of the posting are being distributed as informational or promotional materials to potential investors or any other persons. To the extent distribution has taken place, tell us the steps the company has taken, if any, to cease dissemination and when such actions were taken.

Please direct all questions to Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or, in his absence, to me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel